www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2026/07/21: Announcement of the Company’s Board Meeting Date of Q2, 2026 Consolidated Financial Report

99.2 Announcement on 2026/07/21: Announcement of the banks designated to collect and deposit for the 1st and 2nd domestic unsecured convertible corporate bond

Exhibit 99.1

Announcement of the Company’s Board Meeting Date of Q2, 2026 Consolidated Financial Report

1. Date of a notice of the board of directors meeting is issued: 2026/07/21

2. Expected date of the board of directors meeting is convened: 2026/07/29

3. Expected year and quarter of the financial reports or the annual self-assessed financial information submitted to the board of directors or approved by the board of directors:

Q2, 2026 Consolidated Financial Report

4. Any other matters that need to be specified: None

Exhibit 99.2

Announcement of the banks designated to collect and deposit for the 1st and 2nd domestic unsecured convertible corporate bond

1. Date of occurrence of the event: 2026/07/21

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: Not applicable

5. Cause of occurrence:

Announcement in accordance with Article 9, Paragraph 1, Item 2 of the “Regulations Governing the Offering and Issuance of Securities by Securities Issuers”

6. Countermeasures: None

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.):

(1) Contract Date: 2026/07/21

(2) Bank for Collection of Proceeds: Hua Nan Commercial Bank, Business Department

(3) Bank for the Dedicated Deposit Account: CTBC Commercial Bank, Dunnan Branch